May 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jordan Nimitz, Esq.

Re:	Trinity Biotech Plc Registration Statement on Form F-3 File No. 333-264992

Dear Mr. Edwards:

The undersigned, on behalf of Trinity Biotech Plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time on Wednesday, May 25, 2022, or as soon thereafter as possible.

Management of Trinity is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, John Gillard Chief Financial Officer

Trinity Biotech	T +353 1 276 9800	Trinity Biotech PLC Limited
One Southern Cross	F +353 1 276 9888	Registered in Ireland. Registration number 183476
IDA Business Park	info@trinitybiotech.com	Directors: Ronan O’Caoimh (CEO),
Bray, Co Wicklow	www.trinitybiotech.com	Sun-Q Jeon (Chairman), John Gillard, Dr. Jim Walsh,
Ireland		Michael Sung Soo Kim, Aris Kekedjian